Exhibit 99.10

NICE-Systems Ltd.

English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE-Systems Ltd. and Bank Hapoalim B.M.

1.	Loan

On August 29, 2007, NICE-Systems Ltd. (the “Company”) entered into an unsecured loan agreement with Bank Hapoalim Ltd. (the “Bank”), which provides for a term loan of $120 million.

2.	Repayment of Principal

The principal is repayable in one installment on February 29, 2008. The Company is entitled to voluntarily prepay, with no penalty, all or part of the loan, in amounts of no less than $5 million, on any interest repayment date.

3.	Interest

The loan bears interest at an annual rate of LIBOR plus a margin of 0.45%. The interest rate on the date of the loan agreement was 6.015% per year. The LIBOR rate will be updated monthly. Interest is repayable at the end of each month, based on the interest rate of the applicable month and the amount of the then outstanding principal.

4.	Security

The loan is unsecured.

5.	Acceleration and Set Off

The loan is subject to acceleration upon the occurrence of certain customary events of default. The Bank may set off any amount due from the Company against amounts due from the Bank to the Company.

6.	Financial Covenants

The Company is required to maintain the following financial ratios, as reported in its consolidated quarterly and annual financial statements:

•	Debt to Cash - a ratio of total debt and financial obligations to cash and cash equivalents of not more than 2.0 (excluding a credit facility in the amount of $150 million);
•	Minimum Equity – shareholders’ equity at a rate of at least 45% of the total liabilities and shareholders’ equity, provided that shareholders’ equity shall in any event total at least $500 million.

7.	Restrictive Covenants

The Company is restricted from creating additional liens on its assets, other than purchase money security interests and other than liens on its cash and cash equivalents and marketable securities in the aggregate amount of $150 million. The Company is also prohibited from granting guarantees by it for the benefit of any third party.